SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D-A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Cairn Energy USA, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)

                                   127762102
                                 (CUSIP Number)

  Verne O. Sedlacek                     Copy to: Christopher A. Klem, Esq.
  Harvard Management Company, Inc.               Ropes & Gray
  600 Atlantic Avenue                            One International Place
  Boston, MA  02210                              Boston, MA  02110
  (617) 523-4400                                 (617) 951-7410

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 19, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.   (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    PAGE 1









































                                 SCHEDULE 13D

         CUSIP No. 127762102                             Page 2


  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Phemus Corporation

  2.                                                          (a)
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)  X

  3.     SEC USE ONLY

  4.     SOURCE OF FUNDS*
         WC

  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

  6.     CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

                 7.    SOLE VOTING POWER
    NUMBER OF          2,750,000
     SHARES
  BENEFICIALLY   8.    SHARED VOTING POWER
     OWNED BY          ----
      EACH       9.    SOLE DISPOSITIVE POWER
   REPORTING           2,750,000
     PERSON      10.   SHARED DISPOSITIVE POWER
                       ----

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
             2,750,000

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

 13.  PERCENT OF CLASS REPRESETED BY AMOUNT IN ROW (11)

                16.2%


 14.  TYPE OF REPORTING PERSON*
              CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE TWO

                                 SCHEDULE 13D-A

                             Cairn Energy USA, Inc.


Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Cairn Energy USA, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 8235 Douglas Ave., Suite 1221, Dallas, TX 75225.

Item 2.  Identity and Background.

            This statement is filed by Phemus Corporation ("Phemus"), a Massachusetts corporation that is solely controlled by The President and Fellows of Harvard College, a Massachusetts educational corporation ("Harvard") and title-holding company for the endowment fund of Harvard University. The principal executive offices of Phemus are located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

            Phemus is a charitable company holding a portion of the endowment fund of Harvard University.

            Phemus's activities are carried on from its offices located at 600 Atlantic Avenue, Boston, Massachusetts.

            Information relating to the directors and executive officers of Phemus is contained in Exhibit A which was previously filed with this Schedule 13D and which is incorporated herein by reference. All of the executive officers and directors of Phemus are citizens of the United States of America.

            None of Phemus or, to the best of Phemus's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Phemus nor, to the best of Phemus's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            The source of funds or other consideration used to purchase the securities of the Issuer to which this Statement relates held by Phemus have been general funds (and income received therefrom) of Phemus and the Assets (as defined in Item 5) of Smith Offshore Exploration Company II, a Delaware corporation ("Smith") and wholly-owned subsidiary of Phemus. The amount expended to date, including the Smith Assets valued at $33,750,000, to acquire beneficial ownership of Common Stock held by Phemus is approximately $52,650,000.

                                 PAGE THREE

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended in its entirety to read as follows:

            Phemus has purchased the shares of Common Stock it beneficially owns as of the date of this Statement for investment purposes. Phemus intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to Phemus, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by Phemus to one or more purchasers.

            Phemus is party to a Voting Agreement dated October 10, 1994 (the "Voting Agreement") with Cairn Energy PLC, a Scottish corporation ("Cairn PLC") relating to the election of directors of the Issuer. The Voting Agreement provides that Phemus and Cairn PLC will vote all of their securities of the Issuer carrying the right to vote (the "Voting Securities") and use their best efforts (a) to fix the number of directors of the Issuer at seven and (b) to elect to the Board of Directors of the Issuer (i) two members designated by Phemus, (ii) two outside directors designated by mutual agreement between Cairn PLC and Phemus, (iii) one director designated by Cairn PLC (so long as Cairn PLC holds more than 5% of the Voting Securities), and (iv) two representatives of the management of the Issuer; provided, however, that whenever Cairn PLC owns a greater number of shares of Common Stock than does Phemus, Cairn PLC will be entitled to designate two directors, and Phemus will be entitled to designate one director. Phemus and Cairn PLC will each also be entitled to nominate a replacement director to fill any vacancy in the Board of Directors of the Issuer created by the resignation, removal, incapacity or death of any director who had been designated by Phemus or Cairn PLC, respectively. Michael McMahon and John Halsted, Phemus's designees to the Company's Board of Directors were elected to the Board of Directors on October 10, 1994. A copy of the Voting Agreement was previously filed as Exhibit B to this Schedule 13D and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement previously filed as Exhibit B to this Schedule 13D.

            On the basis of preliminary engineering valuations of the Assets (as defined in Item 5 hereof), Phemus and the Issuer agreed that Phemus would pay $3.9 million to the Issuer and return to the Issuer 1,000,000 shares of Common Stock which are referred to in Item 5 hereof as the Escrow Shares. Consequently, Phemus is not entitled to receive any warrants to acquire additional shares of Common Stock.

            Except as described above, Phemus does not have any plans or proposals which relate to or would result in any of the actions set forth in Parts (b) through (j) of Item 4. Phemus disclaims any intention to influence control of management of the Issuer.

                                  PAGE FOUR

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended in its entirety to read as follows:

            (a), (b). Phemus is the beneficial owner of 2,750,000 shares of Common Stock (approximately 16.2% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission). The shares of Common Stock reported herein as beneficially owned by Phemus include shares of Common Stock owned by Smith (the "Smith Shares") which were distributed to Phemus pursuant to Smith's Plan of Liquidation on October 10, 1994, a copy of which was previously filed as Exhibit G to this Schedule 13D.

            Phemus is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares, other than as provided in the Voting Agreement as described in Item 4.

            As a result of entering into the Voting Agreement, Phemus and Cairn PLC may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. On June 19, 1995, Cairn PLC completed a public sale of 2,623,000 shares of Common Stock of the Issuer. As a result of such sale, Cairn PLC is no longer a stockholder of the Issuer.

            (c). On October 10, 1994 Phemus acquired 2,000,000 shares of Common Stock from Cairn PLC for an aggregate consideration of $15,000,000 in cash pursuant to the terms of a Common Stock Purchase Agreement dated as of July 12, 1994 (the "Common Stock Purchase Agreement") between Phemus and Cairn PLC.

            On October 10, 1994 Phemus also acquired, through Smith, 4,500,000 shares of Common Stock in exchange for assets of Smith (the "Assets") valued at $33,750,000 pursuant to a Purchase and Sale Agreement dated July 12, 1994 among the Issuer, Smith and Phemus (the "Purchase Agreement") a copy of which was previously filed as Exhibit E to this Schedule 13D. The number of shares of Common Stock acquired by Smith was subject to adjustment pursuant to the revaluation provisions set forth in the Purchase Agreement. Of the 4,500,000 shares, 3,500,000 shares were issued to Smith at closing and 1,000,000 shares (the "Escrow Shares") were placed in escrow pending the determination of the valuation (the "Valuation") of the Assets as provided in the Purchase Agreement. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement which was previously filed as Exhibit E to the Schedule 13D.

            On the basis of preliminary engineering valuations of the Assets, Phemus and the Issuer agreed, as of August 1, 1995, that Phemus would pay $3.9 million in cash to the Issuer and return to the Issuer the 1,000,000 Escrow Shares. Consequently, Phemus is not entitled to receive any warrants to acquire additional shares of Common Stock.

            On September 19, 1995, Phemus completed a public sale of 2,750,000 shares of Common Stock of the Issuer at a price per share of $11.25. The sale was made pursuant to Phemus's first exercise of its Form S-3 registration right under the Registration Rights Agreement dated October 10, 1994 (the "Registration Rights Agreement") between Phemus and the Issuer. The terms of the Registration Rights Agreement are more fully described in Item 6.

                                PAGE FIVE

            Except for the transactions described in this Item 5(c), Phemus has not engaged in any transactions in the Common Stock of the Issuer during the 60-day period ended September 19, 1995. To the best of Phemus's knowledge and belief, none of the directors or executive officers of Phemus has engaged in any transactions in the Common Stock during the 60-day period ended September 19, 1995.

            (d). Harvard Management Company, Inc. ("HMC") has full discretion to direct the receipt of dividends from and vote the shares of the Issuer held by Phemus. HMC is a charitable membership corporation operated for the benefit of Harvard.

            (e).  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
                with Respect to the Securities of the Issuer


            Item 6 is hereby amended in its entirety to read as follows:

            (i) HMC has full discretion to direct the receipt of dividends from and vote the shares of the Issuer held by Phemus.

            (ii)For a description of the Voting Agreement, see Item 4.

            (iii)   For a description of the Purchase Agreement, see Item 5.

            (iv)On October 11, 1994, Smith distributed all of the shares of Common Stock held by Smith to Phemus pursuant to the terms of its Plan of Liquidation which was previously filed as Exhibit G to this Schedule 13D.

            (v) Phemus (as successor to Smith) and the Issuer were party to an Escrow Release Agreement dated October 10, 1994 (a copy of which is was previously filed as Exhibit F to this Schedule 13D) relating to the Escrow Shares as hereinbefore defined.

            (vi)Phemus was party to a Lock-Up Agreement with Petrie Parkman & Co. dated October 12, 1994 (the "Lock-Up Agreement") whereby Phemus had agreed not to dispose of any Common Stock for a period of 120 days from the date of the Prospectus relating to the Lock-Up Agreement other than to any wholly-owned affiliate of Harvard. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement which was previously filed as Exhibit H to this Schedule 13D.

            (vii) Phemus entered into a Registration Rights Agreement dated October 10, 1994 with the Issuer (the "Registration Rights Agreement") which was previously filed as Exhibit D to this Schedule 13D. Pursuant to the Registration Rights Agreement the Issuer agreed to provide Phemus certain demand and piggy-back registration rights for the 6,500,000 shares of Common Stock acquired pursuant to the Purchase Agreement and the Common Stock Purchase Agreement, and any Warrant Shares (collectively, the "Phemus Registrable Securities").

                               PAGE SIX

            Phemus has the right to two demand registrations on any registration form that Phemus chooses and which the Issuer is eligible to use; provided, however, that the request is not within six months after the effective date of a registration statement for an underwritten public offering of securities of the Issuer and further provided that the request covers at least the lesser of (i) twenty percent (20%) of the Phemus Registrable Securities outstanding as of the Closing (which would exclude the Escrow Shares and the Warrant Shares); (ii) the number of Phemus Registrable Securities whose aggregate offering price is expected to be at least $20,000,000; or (iii) 1,000,000 shares of Common Stock.

            The Issuer is not obligated to effect any Securities Act registration (i) during the 180 days following the effective date of an underwritten public offering of securities for the account of the Issuer, (ii) if the Issuer is conducting or will be conducting within 90 days an underwritten public offering of equity securities (or securities convertible into equity securities) for its own account and has been advised in writing by its managing underwriter that such offering would in its opinion be materially adversely affected by the Phemus requested registration (in which event the Issuer shall have the right to defer such filing for a period of not more than 120 days after receipt of the registration request), or (iii) if in the good faith judgment of the Board of Directors of the Issuer, it would not be in the best interests of the Issuer and its stockholders generally for such registration statement to be filed at that time (in which event the Issuer shall have the right to defer such filing for a period of not more than 120 days after receipt of the registration request). The Issuer may not defer the registration based on the reasons set forth in clauses (ii) or (iii) of the preceding sentence more than once in any twelve-month period.

            Phemus also has the right to request the registration of the Phemus Registrable Securities on Form S-3 at any time; provided, however, that the Issuer is not be obligated to effect any such registrations if (i) Form S-3 is not available to the Issuer; (ii) the aggregate net offering proceeds (after deduction of underwriting discounts and commissions) of the securities specified in such request is not at least $2,000,000; (iii) the Issuer has already effected two registrations on Form S-3 within the previous 12-month period; or (iv) if in the good faith judgment of the Board of Directors of the Issuer it would not be in the best interest of the Issuer and stockholders for such Form S-3 registration to be effected at such time, in which event the Issuer shall have the right to defer the filing of the Form S-3 registration for a period of not more than 120 days after receipt of the Phemus registration request; provided further that the Issuer shall not utilize this right more than once in the 12-month period.

            In addition, Phemus has certain piggy-back registration rights to include its shares of Common Stock in an Issuer registration of its capital stock or other securities under the Securities Act (including for this purpose a registration effected by the Issuer for stockholders other than Phemus) solely for cash (other than pursuant to a registration on Form S-8 or on Form S-4). In connection with an underwritten offering by the Issuer, the Issuer is not required to include any shares of Common Stock owned by Phemus in such underwriting selected by the Issuer. Furthermore, if the managing underwriter for the offering shall advise the Issuer in writing that the total number of securities, including Phemus Registrable Securities, requested by stockholders to be included in such offering, exceeds the amount of securities to be sold other than by the Issuer that can be successfully offered, then the Issuer shall be required to include in the offering only that number of such securities, including Phemus Registrable Securities, that the managing underwriter believes will not jeopardize the success of the offering. The number of shares held by Phemus and other stockholders that may be included in the underwriting shall be reduced pro rata among Phemus and the other stockholders in accordance with the number of shares entitled to such registration rights held by Phemus and such other stockholders.

                          PAGE SEVEN

            All expenses other than the underwriting discounts and commissions relating to the sale of securities by Phemus shall be paid for by the Issuer; provided, however, that the Issuer will not be required to pay for any expenses of the Form S-3 registrations of Phemus Registrable Securities after the first four such registrations. If reasonably requested by the Issuer and the managing underwriter, Phemus will agree to enter into lockup agreements pursuant to which Phemus will not, for a period of ninety days following the effective date of a registration statement, offer, sell or otherwise dispose of Phemus Registrable Securities.

            Phemus may transfer its rights under the Registration Rights Agreement to (i) an affiliate of Phemus or (ii) in connection with the sale or other transfer to a holder holding, immediately after such transfer, at least 25% of the Phemus Registrable Securities outstanding as of the Closing Date. Notwithstanding the foregoing, holders of less than 25% of the Registrable Securities outstanding as of the Closing Date shall be permitted to exercise the rights under the Phemus Registration Rights Agreement if they appoint Phemus as their representative to accept notices on their behalf.

            The Registration Rights Agreement prohibits the Issuer from and after the Closing Date from granting registration rights to other persons that would permit such persons to include their shares of Common Stock or other Issuer securities in any Phemus demand registration unless the inclusion of such securities of such other parties will not reduce the amount of Phemus Registrable Securities that would otherwise be included. In addition, without the consent of Phemus, the Issuer is prohibited from granting piggy-back registration rights to other persons unless such agreements provide that such prospective holder may include such securities in such registration only to the extent that inclusion of its securities will not reduce the amount of Phemus Registrable Securities that would otherwise be included in the registration below an amount equal to the number of Phemus Registrable Securities then outstanding multiplied by the quotient of (x) the number of Phemus Registrable Securities then outstanding divided by (y) the number of shares of Common stock held by all those holders (including Phemus) of the Common Stock seeking to include securities in the piggyback registration.

            (viii) Phemus entered into an Underwriting Agreement dated September 13, 1995 (the "Underwriting Agreement") with the Issuer and S.G. Warburg & Co. Inc., Howard Weil, Labouisse, Fredrichs Incorporated and Petrie Parkman & Co., Inc. (collectively, the "Underwriters"). The Underwriters have agreed to purchase from the Issuer and Phemus and the Issuer and Phemus have agreed to sell to the Underwriters an aggregate of 3,750,000 shares of Common Stock of the Issuer. Subject to certain conditions, the Underwriters are obligated to take and pay for all such shares if any shares are taken. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit I.

            (ix)Phemus is a party to a Lock-Up Agreement with the Underwriters dated September 19, 1995 (the "1995 Lock-Up Agreement") whereby Phemus has agreed that, without the prior written consent of the Underwriters, it will not sell or otherwise dispose of any shares of Common Stock of the Issuer for a period of 180 days after the date of the Prospectus relating to the 1995 Lock-Up Agreement, other than transfers to wholly-owned affiliates. The foregoing description of the 1995 Lock-Up Agreement is qualified in its entirety by reference to the 1995 Lock-Up Agreement attached hereto as Exhibit J.

                            PAGE EIGHT









Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby amended in its entirety to read as follows:

Exhibit A*  --          Information concerning Reporting Person's officers,
                        directors and others.

Exhibit B*  --          Voting Agreement dated as of October 10, 1994 between
                        Phemus and Cairn PLC.

Exhibit C*  --          Common Stock Purchase Agreement dated as of July 12,
                        1994 among Cairn PLC and Phemus.

Exhibit D*  --          Registration Rights Agreement dated October 10, 1994
                        between the Issuer and Phemus.

Exhibit E*  --          Purchase Agreement dated as of July 12, 1994 among
                        Smith, Phemus and the Issuer.

Exhibit F*  --          Escrow Release Agreement dated October 10, 1994
                        among the Issuer and Smith.

Exhibit G*  --          Smith Offshore Exploration Company II Plan of
                        Liquidation.

Exhibit H*  --          Lock-Up Agreement dated October 12, 1994 between
                        Phemus and Petrie Parkman & Co.

Exhibit I --            Underwriting Agreement dated September 13, 1995
                        between the Issuer, Phemus and the Underwriters.

Exhibit J --            Lock-Up Agreement dated September 19, 1995 between
                        Phemus, the Issuer and the Underwriters.


               *Previously filed as an Exhibit to this Schedule 13D.

                                 Signature


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      September 20, 1995


PHEMUS CORPORATION


By: /s/ Michael R. Eisenson
     Name:  Michael R. Eisenson
     Title: President

                                 EXHIBIT INDEX



Exhibit
Number                   Description


   I                     Underwriting Agreement

   J                     1995 Lock-Up Agreement